Filed Pursuant to Rule 424(b)(3)
Registration No. 333-109542

PROSPECTUS

FLEXTRONICS INTERNATIONAL LTD.

$500,000,000

1% Convertible Subordinated Notes due August 1, 2010

and the Ordinary Shares issuable upon conversion of the Notes

     We issued the notes in a private placement in August 2003. With this prospectus, the selling securityholders named in this prospectus or in supplements to this prospectus may offer and sell the notes or the ordinary shares into which the notes are convertible. We will not receive any proceeds from the offering.

     The interest rate on the notes is 1% per year. We will pay interest on the notes on each August 1 and February 1, commencing February 1, 2004.

     The notes mature on August 1, 2010. We may not redeem the notes prior to their maturity. Holders may require us to repurchase the notes upon a change in control.

     The notes are convertible at any time on or before the maturity date into our ordinary shares at an initial conversion price of $15.525 per share, subject to adjustment for certain events. At this conversion price, if all notes were converted into ordinary shares, we would issue 32,206,119 ordinary shares to holders of the notes. The initial conversion price is equivalent to a conversion rate of approximately 64.4122 shares per $1,000 principal amount of notes. Upon conversion, we will have the right to deliver cash (or a combination of cash and ordinary shares) in lieu of our ordinary shares. The notes are subordinated to our existing and future senior indebtedness and effectively subordinated to all indebtedness and other liabilities of our subsidiaries and will rank pari passu with our existing senior subordinated notes. Our ordinary shares are quoted on The Nasdaq National Market under the symbol “FLEX.” The closing sale price of our ordinary shares on November 25, 2003 was $15.39 per share.

     The notes are eligible for trading in The Portal MarketSM (“PORTAL”), a subsidiary of The Nasdaq Stock Market, Inc. The notes are not listed on any securities exchange or included in any automated quotation system.

     Investing in the notes or our ordinary shares involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on page 2 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 26, 2003.

FORWARD-LOOKING STATEMENTS
SUMMARY
RISK FACTORS
ENFORCEMENT OF CIVIL LIABILITIES
RATIO OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF NOTES
DESCRIPTION OF ORDINARY SHARES
LEGAL MATTERS
EXPERTS
INCORPORATION OF DOCUMENTS BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION

     You should rely only on the information contained in or incorporated by reference into this prospectus. No person is authorized to give any information or to make any representation other than those contained in or incorporated by reference in this prospectus. If such information is given or those representations are made, you may not rely on that information or representations as having been authorized by us. You may not imply from the delivery of this prospectus, nor from a sale made under this prospectus, that our affairs are unchanged since the date of this prospectus. This prospectus may only be used where it is legal to sell the securities.

FORWARD-LOOKING STATEMENTS

     This prospectus, including the documents incorporated by reference in this prospectus, contains forward-looking statements. The words “will,” “may,” “designed to,” “outlook,” “believes,” “should,” “anticipates,” “plans,” “expects,” “intends,” “estimates,” “could” and similar expressions identify these forward-looking statements. These forward-looking statements are contained principally under the heading “Summary” and “Risk Factors.” Because these forward-looking statements are also subject to risks and uncertainties, actual results may differ materially from the expectations expressed in the forward-looking statements. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements are those described in “Risk Factors.”

     In addition, these forward-looking statements are subject to the other risks and uncertainties discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Risk Factors” in our most recent report on Form 10-Q filed with the Securities and Exchange Commission. We undertake no obligation to update or revise these forward-looking statements to reflect subsequent events or circumstances.

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SUMMARY

     The following summary may not contain all the information that may be important to you. You should read the entire prospectus, including the information incorporated by reference, before making an investment decision. When used in this prospectus, the terms “Flextronics,” “we,” “our” and “us” refer to Flextronics International Ltd. and its subsidiaries, unless otherwise specified.

Flextronics International Ltd.

     We are a leading provider of advanced electronics manufacturing services, or EMS, to original equipment manufacturers, or OEMs, primarily in the handheld electronics devices, information technologies infrastructure, communications infrastructure, computer and office automation, and consumer devices industries. We provide design, engineering, manufacturing, logistics, and after-market services in 29 countries across five continents. Our strategy is to provide customers with end-to-end services where we take responsibility for engineering, supply chain management, new product introduction and implementation, manufacturing, and logistics management, with the goal of delivering a complete packaged product. Once a complete packaged product is delivered, we also provide after-market services such as repair and warranty services and network and communications installation and maintenance.

     In addition to the assembly of printed circuit boards and complete systems and products, our manufacturing services include the fabrication and assembly of plastic and metal enclosures, the fabrication of printed circuit boards and backplanes (which are printed circuit boards into which other printed circuit boards or cards may be inserted) and the fabrication and assembly of photonics components. Throughout the production process, we offer design and engineering services; logistics services, such as materials procurement, inventory management, vendor management, packaging and distribution; and automation of key elements of the supply chain through advanced information technologies. We have recently begun providing original design manufacturing, or ODM, services where we design, develop and manufacture products, such as cell phones and other consumer-related devices, that are sold by our OEM customers under their brand name. Finally, we offer after-market services such as repair and warranty services and network and communications installation and maintenance. By working closely with our customers and being highly responsive to their requirements throughout the design and supply chain process, we believe that we can be an integral part of their operations, accelerate their time- to-market and time-to-volume production, and reduce their production costs.

     Through a combination of internal growth and acquisitions, we have become one of the world’s largest EMS providers, with over 13.2 million manufacturing square feet in 29 countries across five continents as of September 30, 2003, which generated revenues of $13.4 billion in fiscal 2003. We believe that our size, global presence, broad service offerings and expertise and advanced engineering and design capabilities enable us to win large programs from leading multinational OEMs for the design, manufacture and distribution, and after-market service of electronic products.

     Our customers include industry leaders such as Alcatel SA, Casio Computer Co., Ltd., Dell Computer Corporation, Ericsson Telecom AB, Hewlett-Packard Company, Microsoft Corporation, Motorola, Inc., Siemens AG, Sony-Ericsson, Telia Companies and Xerox Corporation.

     We have established an extensive network of manufacturing facilities in the world’s major electronics markets (the Americas, Asia and Europe) in order to serve the increased outsourcing needs of both multinational and regional OEMs. In fiscal 2003, production in the Americas, Asia and Europe, represented 22%, 36% and 42% of our net sales, respectively. We have established fully integrated, high volume industrial parks in low cost regions near our customers’ end markets. Our industrial parks are located in Brazil, China, Hungary, Mexico and Poland. These industrial parks provide total supply chain management by co-locating our manufacturing and logistics operations with our suppliers at a single location. This approach to production and logistics is designed to benefit our customers by reducing distribution barriers and costs, increasing flexibility, lowering transportation costs and reducing turnaround times. We also have a number of regional manufacturing operations located around the world. In addition, we have established global design and engineering centers and product introduction centers which provide engineering expertise in developing new products and preparing them for high volume manufacturing.

RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus, including the information incorporated by reference, before deciding to invest in the notes. If any of the risks described below materialize, our financial position, operating results and cash flows could be adversely affected.

If we do not manage effectively changes in our operations, our business may be harmed.

     We have experienced growth in our business as a result of internal growth and acquisitions. Since the beginning of fiscal 2001, our global workforce has more than doubled in size. During that time, we have also reduced our workforce at some locations and closed certain facilities in connection with our restructuring activities. These changes are likely to considerably strain our management control systems and resources, including decision support, accounting management, information systems and facilities. If we do not continue to improve our financial and management controls, reporting systems and procedures to manage our employees effectively and to expand our facilities, our business could be harmed.

     We plan to continue to transition manufacturing to lower cost locations. We plan to increase our manufacturing capacity in our low-cost regions by expanding our facilities and adding new equipment. This expansion and transition involves significant risks, including, but not limited to, the following:

•	we may not be able to attract and retain the management personnel and skilled employees necessary to support expanded operations;

•	we may not efficiently and effectively integrate new operations and information systems, expand our existing operations and manage geographically dispersed operations;

•	we may incur cost overruns;

•	we may incur unusual charges related to our restructuring activities;

•	we may encounter construction delays, equipment delays or shortages, labor shortages and disputes and production start-up problems that could harm our growth and our ability to meet customers’ delivery schedules; and

•	we may not be able to obtain funds for this expansion, and we may not be able to obtain loans or operating leases with attractive terms.

     In addition, we expect to incur new fixed operating expenses associated with our expansion efforts that will increase our cost of sales, including increases in depreciation expense and rental expense. If our revenues do not increase sufficiently to offset these expenses, our operating results could be seriously harmed. Over the past few years, our transition to low-cost manufacturing regions has contributed to our incurring significant charges that have resulted from reducing our workforce and capacity at higher-cost locations. In fiscal 2003, we recognized restructuring charges of approximately $297.0 million associated with the consolidation and closure of several manufacturing facilities. In the first six months of fiscal 2004, we incurred restructuring charges of $387.4 million related to the closure and consolidation of and impairment of certain long-lived assets at several manufacturing facilities. We will be required to take additional restructuring charges in the future, as a result of these activities. We expect to recognize additional restructuring charges and currently anticipate that such charges will total approximately $50.0 to $60.0 million during the remainder of our fiscal year ending March 31, 2004, although the actual amount may vary, due to changes in market and other conditions. We cannot assure you as to the timing or amount of any future restructuring charges. If we are required to take additional restructuring charges in the future, this could have a material adverse impact on our financial position, results of operations and cash flows.

We depend on the handheld devices, computer and office automation, communications and information technologies infrastructure and consumer devices industries which continually produce technologically advanced products with short life cycles; our inability to continually manufacture such products on a cost-effective basis could harm our business.

     During the six months ended September 30, 2003, we derived approximately 31% of our revenues from customers in the handheld devices industry, whose products include cell phones, pagers and personal digital assistants; approximately 27% of our revenues from customers in the computers and office automation industry, whose products include copiers, scanners, graphic cards, desktop and notebook computers and peripheral devices such as printers and projectors; approximately 14% of our revenues from providers of communications infrastructure, whose products include equipment for optical networks, cellular base stations, radio frequency devices, telephone exchange and access switches and broadband devices; approximately 12% of our revenues from the consumer devices industry, whose products include set-top boxes, home entertainment equipment, cameras and home appliances; and approximately 8% of our revenues from providers of information technologies infrastructure, whose products include servers, workstations, storage systems, mainframes, hubs and routers. The remaining 8% of our revenues was derived from customers in a variety of other industries, including the medical, automotive, industrial and instrumentation industries.

     Factors affecting these industries in general could seriously harm our customers and, as a result, us. These factors include:

•	rapid changes in technology, which result in short product life cycles;

•	seasonality of demand for our customers’ products;

•	the inability of our customers to successfully market their products, and the failure of these products to gain widespread commercial acceptance; and

•	recessionary periods in our customers’ markets.

Our customers have and may continue to cancel their orders, change production quantities or locations, or delay production.

     As a provider of electronics manufacturing services, we must provide increasingly rapid product turnaround for our customers. We generally do not obtain firm, long-term purchase commitments from our customers, and we often experience reduced lead-times in customer orders. Customers cancel their orders, change production quantities and delay production for a number of reasons. The uncertain economic conditions and geopolitical situation has resulted, and may continue to result, in some of our customers delaying the delivery of some of the products we manufacture for them, and placing purchase orders for lower volumes of products than previously anticipated. Cancellations, reductions or delays by a significant customer or by a group of customers have harmed, and may continue to harm, our results of operations by reducing the volumes of products manufactured by us for the customers and delivered in that period, as well as causing a delay in the repayment of our expenditures for inventory in preparation for customer orders and lower asset utilization resulting in lower gross margins. In addition, customers require that manufacturing of their products be transitioned from one facility to another to achieve cost and other objectives. Such transfers result in inefficiencies and costs due to resulting excess capacity and overhead at one facility and capacity constraints and related stresses at the other.

     In addition, we make significant decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimates of customer requirements. The short-term nature of our customers’ commitments and the rapid changes in demand for their products reduce our ability to estimate accurately future customer requirements. This makes it difficult to schedule production and maximize utilization of our manufacturing capacity. We often increase staffing, increase capacity and incur other expenses to meet the anticipated demand of our customers, which cause reductions in our gross margins if customer orders continue to be delayed or cancelled. Anticipated orders may not materialize, and delivery schedules may be deferred as a result of changes in demand for our customers’ products. On occasion, customers require rapid increases in production, which stress our resources and reduce margins. Although we have increased our manufacturing capacity, and plan further increases, we may not have sufficient capacity at any given time to meet our customers’ demands. In addition, because many of our costs and operating expenses are relatively fixed, a reduction in customer demand harms our gross profit and operating income.

Our operating results vary significantly.

     We experience significant fluctuations in our results of operations. Some of the principal factors that contribute to these fluctuations are:

•	changes in demand for our services;

•	our effectiveness in managing manufacturing processes and costs in order to decrease manufacturing expenses;

•	the mix of the types of manufacturing services we provide, as high-volume and low-complexity manufacturing services typically have lower gross margins than lower volume and more complex services;

•	changes in the cost and availability of labor and components, which often occur in the electronics manufacturing industry and which affect our margins and our ability to meet delivery schedules;

•	the degree to which we are able to utilize our available manufacturing capacity;

•	our ability to manage the timing of our component purchases so that components are available when needed for production, while avoiding the risks of purchasing inventory in excess of immediate production needs; and

•	local conditions and events that may affect our production volumes, such as labor conditions, political instability and local holidays.

     Two of our significant end-markets are the handheld devices market and the consumer devices market. These markets exhibit particular strength toward the end of the calendar year in connection with the holiday season. As a result, we have historically experienced stronger revenues in our third fiscal quarter as compared to our other fiscal quarters.

Our increased original design manufacturing activity may reduce our profitability.

     We have recently begun providing original design manufacturing, or ODM, activities, wherein we design and develop products that are sold to the end user by our OEM customers under their brand name. We are actively pursuing ODM projects, focusing primarily on consumer related devices, such as cell phones and related products, which requires that we make investments in research and development, technology licensing, test and tooling equipment, patent applications, facility expansion and recruitment. Our contracts with our customers can generally be terminated by either party on short notice, and there is no assurance that we will be able to maintain our current level of ODM activity at all or for an extended period of time. Due to the initial costs of investing in the resources necessary for this business, our increased ODM activities have adversely affected our profitability and may continue to do so in fiscal 2004.

     Customers for our ODM services typically require that we indemnify them against the risk of intellectual property infringement. If any claims are brought against our customers for such infringement, whether or not these have merit, we could be required to expend significant resources in defense of such claims. In the event of such an infringement claim, we may be required to spend a significant amount of money to develop non-infringing alternatives or obtain licenses. We may not be successful in developing such alternatives or obtaining such a license on reasonable terms or at all. Further, the products we design must satisfy safety and regulatory standards and some products must also receive government certifications. If we fail to timely obtain these approvals or certifications, we would be unable to sell these products, which would harm our sales, profitability and reputation.

We are exposed to intangible asset risk.

     We have a substantial amount of intangible assets. These intangible assets are generally attributable to acquisitions and represent the difference between the purchase price paid for the acquired businesses and the fair value of net tangible assets of the acquired businesses. We are required to evaluate goodwill and other intangibles for impairment on at least an annual basis, and whenever changes in circumstances indicate that the carrying amount may not be recoverable from estimated future cash flows. As a result of our annual and other periodic evaluations, we may determine that the intangible asset values need to be written down to their fair values, which could result in material charges that could be adverse to our operating results and financial position.

We may encounter difficulties with acquisitions, which could harm our business.

     Since the beginning of fiscal 2001, we have completed over 40 acquisitions of businesses and we expect to continue to acquire additional businesses in the future. We are currently in preliminary discussions with respect to potential acquisitions and strategic customer transactions, however, we do not have any agreements or commitments to make any material acquisitions or strategic customer transactions. Any future acquisitions may require additional debt or equity financing, or the issuance of shares in the transaction. This could increase our leverage or be dilutive to our existing shareholders. We may not be able to complete acquisitions or strategic customer transactions in the future to the same extent as the past, or at all.

     In addition, acquisitions involve numerous risks and challenges, including:

•	difficulties in integrating acquired businesses and operations;

•	diversion of management’s attention from the normal operation of our business;

•	potential loss of key employees and customers of the acquired companies;

•	difficulties in managing and integrating operations in geographically dispersed locations;

•	lack of experience operating in the geographic market or industry sector of the acquired business;

•	increases in our expenses and working capital requirements, which reduce our return on invested capital; and

•	exposure to unanticipated contingent liabilities of acquired companies.

     Any of these and other factors have harmed, and in the future could harm, our ability to achieve anticipated levels of profitability at acquired operations or realize other anticipated benefits of an acquisition, and could adversely affect our business and operating results.

Our strategic relationships with major customers create risks.

     Over the past several years, we have completed numerous strategic transactions with OEM customers, including, among others, Telia Companies, Xerox, Alcatel, Casio and Ericsson. Under these arrangements, we generally acquire inventory, equipment and other assets from the OEM, and lease or acquire their manufacturing facilities, while simultaneously entering into multi-year supply agreements for the production of their products. We intend to continue to pursue these OEM divestiture transactions in the future. There is strong competition among EMS companies for these transactions, and this competition may increase. These transactions have contributed to a significant portion of our revenue growth, and if we fail to complete similar transactions in the future, our revenue growth could be harmed. As part of these arrangements, we typically enter into manufacturing services agreements with these OEMs. These agreements generally do not require any minimum volumes of purchases by the OEM, and the actual volume of purchases may be less than anticipated. The arrangements entered into with divesting OEMs typically involve many risks, including the following:

•	we may need to pay a purchase price to the divesting OEMs that exceeds the value we may realize from the future business of the OEM;

•	the integration into our business of the acquired assets and facilities may be time-consuming and costly;

•	we, rather than the divesting OEM, bear the risk of excess capacity at the facility;

•	we may not achieve anticipated cost reductions and efficiencies at the facility;

•	we may be unable to meet the expectations of the OEM as to volume, product quality, timeliness and cost reductions; and

•	if demand for the OEM’s products declines, the OEM may reduce its volume of purchases, and we may not be able to sufficiently reduce the expenses of operating the facility or use the facility to provide services to other OEMs.

     As a result of these and other risks, we have been, and in the future may be, unable to achieve anticipated levels of profitability under these arrangements, and they have not, and in the future may not, result in any material revenues or contribute positively to our earnings per share.

We depend on the continuing trend of outsourcing by OEMs.

     Future growth in our revenue depends on new outsourcing opportunities in which we assume additional manufacturing and supply chain management responsibilities from OEMs. To the extent that these opportunities are not available, either because OEMs decide to perform these functions internally or because they use other providers of these services, our future growth would be limited.

The majority of our sales come from a small number of customers; if we lose any of these customers, our sales could decline significantly.

     Sales to our ten largest customers have represented a significant percentage of our net sales in recent periods. Our ten largest customers accounted for approximately 68% and 71% of net sales during the six months ended September 30, 2003 and September 30, 2002, respectively. Our largest customers during the six months ended September 30, 2003 were Hewlett-Packard and Sony-Ericsson, accounting for approximately 13% and 12% of net sales, respectively. Our largest customers during the six months ended September 30, 2002 were Hewlett-Packard and Sony-Ericsson, accounting for approximately 15% and 10% of net sales, respectively. No other customer accounted for more than 10% of net sales during those periods.

     Our principal customers have varied from year to year, and our principal customers may not continue to purchase services from us at current levels, if at all. Significant reductions in sales to any of these customers, or the loss of major customers, would seriously harm our business. If we are not able to timely replace expired, canceled or reduced contracts with new business, our revenues could be harmed.

Our industry is extremely competitive.

     The EMS industry is extremely competitive and includes hundreds of companies, several of which have achieved substantial market share. Current and prospective customers also evaluate our capabilities against the merits of internal production. Some of our competitors may have greater design, manufacturing, financial or other resources than us. Additionally, we face competition from Taiwanese ODM suppliers, who have a substantial share of the global market for information technology hardware production, primarily related to notebook and desktop computers and personal computer motherboards, as well as provide consumer products and other technology manufacturing services.

     In recent years, many participants in the industry, including us, have substantially expanded their manufacturing capacity. The overall demand for electronics manufacturing services has decreased, resulting in increased capacity and substantial pricing pressures, which has harmed our operating results. Certain sectors of the EMS industry are currently experiencing increased price competition, and if this increased level of competition should continue, our revenues and gross margin may continue to be adversely affected.

We may be adversely affected by shortages of required electronic components.

     At various times, there have been shortages of some of the electronic components that we use, as a result of strong demand for those components or problems experienced by suppliers. These unanticipated component shortages have resulted in curtailed production or delays in production, which prevented us from making scheduled shipments to customers in the past and may do so in the future. Our inability to make scheduled shipments could cause us to experience a reduction in our sales and an increase in our costs and could adversely affect our relationship with existing customers as well as prospective customers. Component shortages may also increase our cost of goods sold because we may be required to pay higher prices for components in short supply and redesign or reconfigure products to accommodate substitute components. As a result, component shortages could adversely affect our operating results for a particular period due to the resulting revenue shortfall and increased manufacturing or component costs.

Our customers may be adversely affected by rapid technological change.

     Our customers compete in markets that are characterized by rapidly changing technology, evolving industry standards and continuous improvement in products and services. These conditions frequently result in short product life cycles. Our success will depend largely on the success achieved by our customers in developing and marketing their products. If technologies or standards supported by our customers’ products become obsolete or fail to gain widespread commercial acceptance, our business could be adversely affected.

We are subject to the risk of increased income taxes.

     We have structured our operations in a manner designed to maximize income in countries where:

•	tax incentives have been extended to encourage foreign investment; or

•	income tax rates are low.

     We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effect. We cannot determine in advance the extent to which some jurisdictions may require us to pay taxes or make payments in lieu of taxes.

     Several countries in which we are located allow for tax holidays or provide other tax incentives to attract and retain business. These tax incentives expire over various periods from 2004 to 2010 and are subject to certain conditions with which we expect to comply. We have obtained tax holidays or other incentives where available, primarily in China, Malaysia and Hungary. In these three countries, we generated an aggregate of approximately $5.8 billion of our total revenues for the fiscal year ended March 31, 2003. Our taxes could increase if certain tax holidays or incentives are not renewed upon expiration, or tax rates applicable to us in such jurisdictions are otherwise increased. In addition, further acquisitions of businesses may cause our effective tax rate to increase.

We conduct operations in a number of countries and are subject to risks of international operations.

     The geographical distances between the Americas, Asia and Europe create a number of logistical and communications challenges for us. These challenges include managing operations across multiple time zones, directing the manufacture and delivery of products across distances, coordinating procurement of components and raw materials and their delivery to multiple locations, and coordinating the activities and decisions of the core management team, which is based in a number of different countries. Facilities in several different locations may be involved at different stages of the production of a single product, leading to additional logistical difficulties.

     Because our manufacturing operations are located in a number of countries throughout the Americas, Asia and Europe, we are subject to the risks of changes in economic and political conditions in those countries, including:

•	fluctuations in the value of local currencies;

•	labor unrest and difficulties in staffing;

•	longer payment cycles;

•	increases in duties and taxation levied on our products;

•	imposition of restrictions on currency conversion or the transfer of funds;

•	limitations on imports or exports of components or assembled products, or other travel restrictions;

•	expropriation of private enterprises; and

•	a potential reversal of current favorable policies encouraging foreign investment or foreign trade by our host countries.

     The attractiveness of our services to our U.S. customers can be affected by changes in U.S. trade policies, such as most favored nation status and trade preferences for some Asian countries. In addition, some countries in which we operate, such as Brazil, Hungary, Mexico, Malaysia and Poland, have experienced periods of slow or negative growth, high inflation, significant currency devaluations or limited availability of foreign exchange. Furthermore, in countries such as China and Mexico, governmental authorities exercise significant influence over many aspects of the economy, and their actions could have a significant effect on us. Finally, we could be seriously harmed by inadequate infrastructure, including lack of adequate power and water supplies, transportation, raw materials and parts in countries in which we operate.

We are exposed to fluctuations in foreign currency exchange rates.

     We transact business in various foreign countries. As a result, we are exposed to fluctuations in foreign currencies. We have currency exposure arising from both sales and purchases denominated in currencies other than the functional currencies of our entities. Volatility in the exchange rates between the foreign currencies and the functional currencies of our entities could seriously harm our business, operating results and financial condition. We try to manage our foreign currency exposure by borrowing in various foreign currencies and by entering into foreign exchange forward contracts. Mainly, we enter into foreign exchange forward contracts intended to reduce the short-term impact of foreign currency fluctuations on current assets and liabilities denominate in foreign currency. These exposures are primarily, but not limited to, cash, receivables, payables and inter-company balances, in currencies other than the functional currency unit of the operating entity. We will first evaluate and, to the extent possible, use non-financial techniques, such as currency of invoice, leading and lagging payments, receivable management or local borrowing to reduce transactions exposure before taking steps to minimize remaining exposure with financial instruments. Foreign exchange forward contracts are treated as cash flow hedges and such contracts generally expire within three months. The credit risk of these forward contracts if minimal since the contracts are with large financial institutions. The gains and losses on forward contracts generally offset the gains and losses on the assets, liabilities and transactions hedged.

We depend on our executive officers.

     Our success depends to a large extent upon the continued services of our executive officers. Generally our employees are not bound by employment or non-competition agreements, and we cannot assure that we will retain our executive officers and other key employees. We could be seriously harmed by the loss of any of our executive officers. In addition, in order to manage our growth, we will need to recruit and retain additional skilled management personnel and if we are not able to do so, our business and our ability to continue to grow could be harmed.

We are subject to environmental compliance risks.

     We are subject to various federal, state, local and foreign environmental laws and regulations, including those governing the use, storage, discharge and disposal of hazardous substances in the ordinary course of our manufacturing process. In addition, we are responsible for cleanup of contamination at some of our current and former manufacturing facilities and at some third party sites. If more stringent compliance or cleanup standards under environmental laws or regulations are imposed, or the results of future testing and analyses at our current or former operating facilities indicate that we are responsible for the release of hazardous substances, we may be subject to additional remediation liability. Further, additional environmental matters may arise in the future at sites where no problem is currently known or at sites that we may acquire in the future. Currently unexpected costs that we may incur with respect to environmental matters may result in additional loss contingencies, the quantification of which cannot be determined at this time.

The market price of our ordinary shares is volatile.

     The stock market in recent years has experienced significant price and volume fluctuations that have affected the market prices of technology companies. These fluctuations have often been unrelated to or disproportionately impacted by the operating performance of these companies. The market for our ordinary shares may be subject to similar fluctuations. Factors such as fluctuations in our operating results, announcements of technological innovations or events affecting other companies in the electronics industry, currency fluctuations and general market conditions may cause the market price of our ordinary shares to decline.

As a result of a recent jury verdict against us, we may be liable for a substantial amount of damages in a contract dispute with Beckman Coulter, Inc., which could significantly harm our liquidity and financial position if upheld and enforced by the court.

     On September 24, 2003, a jury rendered a verdict in a trial in Orange County, California, against us in favor of Beckman Coulter, Inc. The verdict totals $934 million, including $931 million of punitive damages, and arose out of a $2 million contract dispute relating to a 3-year manufacturing relationship between the companies that aggregated approximately $20 million of revenues. On September 30, 2003 the court entered a judgment based on the verdict in accordance with the required statutory procedure. The court has also stayed enforcement of this judgment pending determination of post-trial motions to correct the verdict, set it aside, reduce the judgment or order a new trial. These motions are currently scheduled to be heard on November 25, 2003. We believe that this verdict should be overturned or substantially reduced, and if these motions are not successful, we plan to appeal.

     Like all litigation, the ultimate outcome of the post-verdict proceedings is uncertain, and there is a wide range of potential results. The post-judgment motion and appeal process are in early stages, and no assurances can be given as to the ultimate outcome of this case. In the event that we are ultimately found in future proceedings in this case to have engaged in extraordinarily reprehensible behavior, then the amount of damages sustained by the Courts could be material. While we do not believe that we have so acted, no assurances can be given that a court will not make such a finding. In addition, if it were ruled that applicable law permits punitive damages to be based not merely on actual damages but also on “likely potential harm” and if the courts found that the evidence supports significant likely potential harm from our conduct, then the amount of damages sustained by the Courts awarded to the plaintiff could be material. While there is U.S. Supreme Court authority that allowed punitive damages to be awarded if they bear a reasonable relationship to “likely potential harm,” the jury in this case was not instructed to base its determination on “likely” potential harm, but rather was instructed that it could base its determination on any potential damages (whether or not likely), in addition to actual damages.

     In the event that the judgment is not set aside or appropriately modified within 60 days after entry, we would generally be required to post an appeal bond in order to prevent the plaintiff Berkman Coulter from seeking to collect the judgment while the verdict is being appealed. A court order is presently in place that, in the absence of a bond, stays collection on the judgment until approximately 40 days after the ruling on the now-pending post trial motions. Such bonds in California are generally required to be in an amount equal to 1.5 times the amount of the judgment that is ultimately entered. If an appeal should be required, we intend to take available steps to attempt to limit the amount of the bond, but no assurances can be given that we will be able to do so. If we are not able to secure such a bond, the plaintiff Berkman Coulter may begin to enforce the judgment against our assets, and an event of default would occur under our outstanding debt securities and credit facilities. Such actions would have a material adverse effect on our liquidity and financial condition. There can be no assurances that we will be able to secure a sufficient bond or as to the terms of any such bond. In addition, if we are able to secure such a bond, there can be no assurances as to its cost, which will be substantial and would adversely affect our financial position, results of operations and cash flows.

We are a defendant in several securities class action lawsuits and this litigation could harm our business whether or not determined adversely to us.

     Between June and August 2002, Flextronics and certain of our officers and directors were named as defendants in several securities class action lawsuits filed in the Untied States District Court for the Southern District of New York. These actions, which were filed on behalf of those who purchased, or otherwise acquired, Flextronics’ ordinary shares between October 2, 2001 and June 4, 2002, generally allege that, during this period, the defendants made misstatements to the investing public about the financial condition and prospects of Flextronics. After the Court consolidated these actions, plaintiffs amended their allegations to change the class period to January 18, 2001 to June 4, 2002. They also added claims on behalf of plaintiffs who purchased shares pursuant to, or traceable to, the secondary offerings of Flextronics on February 1, 2001 and January 7, 2002. In addition, plaintiffs added claims against the underwriters involved in those offerings. On April 23, 2003, the Court entered an order transferring these lawsuits to the United States District Court for the Northern District of California. On July 16, 2003, Flextronics filed a motion to dismiss on behalf of itself and its officers and directors named as defendants. On November 17, 2003, the Court granted Flextronics’ motion to dismiss the lawsuit, but gave the plaintiffs the opportunity to amend their allegations. Any amended complaint must be filed before January 1, 2004.

     The plaintiff’s original actions sought unspecified damages, and we expect that if the plaintiffs amend and refile these actions, they similarly will seek unspecified damages. Although we believe that the plaintiffs’ claims lack merit and intend to vigorously defend ourselves against these and any other class action lawsuits, we are unable to predict the ultimate outcome of these lawsuits. There can be no assurance we will be successful in defending these lawsuits, and, if we are unsuccessful, we may be subject to significant damages. Even if we are successful, defending the lawsuits may be expensive and may divert management’s attention from other business concerns and harm our business.

We have a substantial amount of debt outstanding and may incur additional debt.

     We have significant amounts of outstanding indebtedness and interest expense. Our level of indebtedness presents risks to investors, including the possibility that we may be unable to generate cash sufficient to pay the principal of and interest on the indebtedness when due. At September 30, 2003, we had consolidated indebtedness of approximately $1.5 billion.

     Our ability to make principal and interest payments on the notes will depend on our future operating performance, which depends on a number of factors, many of which are outside of our control. These factors include prevailing economic conditions and financial, competitive and other factors affecting our business and operations. If we do not have sufficient available resources to repay any indebtedness we may incur when it becomes due and payable, we may find it necessary to refinance such indebtedness. We cannot assure you that refinancing will be available, or available on reasonable terms. We could incur substantial additional indebtedness in connection with acquisitions or debt financings, which would further increase our leverage.

Our bank credit facility and the indentures governing the notes and our other senior subordinated notes contain restrictive covenants that, if not satisfied or waived, could result in acceleration of our outstanding debt obligations.

     Our bank credit facility and the indentures governing the notes and our other senior subordinated notes each contain a number of restrictive covenants. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in us being required to repay these borrowings before their due date. If we were able to refinance these borrowings on less favorable terms, our results of operations and financial condition could be seriously harmed by increased costs and rates.

The notes are subordinated to our current and future senior debt.

     The notes will be unsecured and will rank in right of payment:

•	junior to all of our existing and future senior debt;

•	effectively junior to all indebtedness and other liabilities of our subsidiaries; and

•	equal to all of our existing and future senior subordinated debt.

Because the notes are subordinated to our senior debt, in the event of (1) our liquidation or insolvency, (2) a payment default on our designated senior debt, or (3) acceleration of the notes due to an event of default, we will make payments on the notes only after our senior debt has been paid in full. After paying our senior debt in full, we may not have sufficient assets remaining to pay any or all amounts due on the notes.

     Our subsidiaries are separate legal entities and have no obligation to make any payments on the notes or make any funds available for payment on the notes, whether by dividends, loans or other payments. The payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions and are dependent upon the earnings of our subsidiaries. Our subsidiaries will not guarantee the payment of the notes. Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization, and your right to participate in these assets, will be effectively subordinated to the claims of that subsidiary’s creditors. Consequently, the notes will be effectively subordinated to all liabilities, including trade payables, of any of our subsidiaries and any subsidiaries that we may in the future acquire or establish, except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any debt of such subsidiary senior to that held by us.

     As of September 30, 2003, we had outstanding senior debt of approximately $179.6 million, senior subordinated debt of $580.0 million and convertible debt, including the notes to which this prospectus relates, of $700 million. In addition, through our subsidiaries, had additional liabilities, including trade payables and capital lease obligations, aggregating approximately $3.5 billion. Neither we nor our subsidiaries are prohibited or limited from incurring debt or acting as guarantors of debt for others in whom we or our subsidiaries may have an interest under the indenture. Our ability to pay our obligations on the notes could be adversely affected by our or our subsidiaries’ incurrence of additional indebtedness or other liabilities. We and our subsidiaries may from time to time incur additional indebtedness and other liabilities, including senior debt.

Our structure as a holding company will limit the ability of the holders of the notes to recover any principal and interest due on the notes because they are effectively subordinated to the liabilities of our subsidiaries.

     We are a holding company with no business operations other than holding the capital stock of our subsidiaries and advancing funds to, and receiving funds from, our subsidiaries. In repaying our indebtedness, including the notes, we must rely on dividends and other payments made to us by our subsidiaries. The holders of the notes will have no direct claims against our subsidiaries. The ability of our subsidiaries to make payments to us will be affected by the obligations of these subsidiaries to their creditors. Claims of holders of indebtedness, including the notes, against the cash flow and assets of our subsidiaries will be effectively subordinated to claims of the creditors.

     In addition, the rights of the holders of the notes to participate in the assets of any subsidiary upon that subsidiary’s liquidation or recapitalization will be subject to the prior claims of that subsidiary’s creditors. At September 30, 2003, our subsidiaries had debt and other liabilities, including trade payables and capital lease obligations, aggregating approximately $3.5 billion. The ability of our subsidiaries to make payments to us will also be subject to, among other things, applicable state and foreign corporate laws and other laws and regulations. In order to pay the principal amount at maturity of the notes, we may be required to adopt one or more alternatives, such as a refinancing of the notes.

We may not be able to repurchase the notes upon a change of control in accordance with the terms of the indenture.

     Upon the occurrence of a change of control, we may be required to purchase all or a portion of the notes then outstanding at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. Prior to commencing such an offer to purchase, we may be required to:

•	repay in full all indebtedness that would prohibit the repurchase of the notes; or

•	obtain any consent required to make the repurchase.

     If we are unable to repay all of the indebtedness or are unable to obtain the necessary consents, we will be unable to offer to purchase the notes and that failure would constitute an event of default under the indentures. We cannot assure you that we will have sufficient funds available at the time of any change of control to repurchase the notes. The events that require a repurchase upon a change of control under the indentures may also constitute events of default under subsequently incurred indebtedness.

We do not expect a public market for the notes to develop after completion of the offering.

     There currently is no trading market for the notes and there can be no assurance as to

•	the liquidity of any market for the notes that may develop;

•	the ability of the holders to sell their notes; or

•	the prices at which holders of the notes would be able to sell their notes.

     If markets were to exist, the notes could trade at prices higher or lower than their initial purchase prices depending on many factors. If an active market for the notes fails to develop or be sustained, the trading price of the notes could decline significantly. We do not intend to apply for listing of the notes on any securities exchange or for quotation on The Nasdaq National Market.

ENFORCEMENT OF CIVIL LIABILITIES

     We are incorporated in Singapore under the Companies Act, Chapter 50 of Singapore, or Singapore Companies Act. Some of our directors and officers reside in Singapore. All or a substantial portion of the assets of such persons, and a substantial portion of our assets, are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or Flextronics or to enforce against them, in the United States courts, judgments obtained in such courts predicated upon the civil liability provisions of the federal securities laws of the United States. You should note that judgments of United States courts based upon the civil liability provisions of the federal securities laws of the United States are not enforceable in Singapore courts and there is doubt as to whether Singapore courts will enter judgments in original actions brought in Singapore courts based solely upon the civil liability provisions of the federal securities laws of the United States.

RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Fiscal Year Ended March 31,
						Six Months Ended
	1999	2000	2001	2002	2003	September 30, 2003

Ratio of earnings to fixed charges	1.55x	2.78x	—	—	—	—

     For the purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest. Earnings, as defined, were not sufficient to cover fixed charges by $552.3 million for the fiscal year ended March 31, 2001, $242.6 million for the fiscal year ended March 31, 2002, $147.2 million for the fiscal year ended March 31, 2003 and $433.1 million for the six months ended September 30, 2003.

USE OF PROCEEDS

     We will not receive any proceeds from the sale by the selling securityholders of the notes or our ordinary shares issuable upon conversion of the notes.

SELLING SECURITYHOLDERS

     The following table presents the name of each selling securityholder and the principal amounts of notes and number of our ordinary shares that each selling securityholder may offer under this prospectus. In August 2003 the notes were originally issued by us and sold by the initial purchasers in transactions exempt from the registration requirements of the Securities Act. To our knowledge, except as disclosed below, none of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or any of our affiliates.

     Beneficial ownership is determined under the rules of the SEC, and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all securities beneficially owned. The principal amounts of notes provided in the table below are based on information provided to us by each selling securityholder in a selling securityholder questionnaire as of the date specified therein by each such selling securityholder. The number of ordinary shares that may be sold is calculated based on the current conversion price of $15.525 per share. If each selling securityholder named below converted all of its notes, each would own less than 1% of our ordinary shares, based on 527,523,156 ordinary shares outstanding as of November 4, 2003.

     Since the date the selling securityholders provided this information, each of them may have sold, transferred or otherwise disposed of all or a portion of their notes in a transaction exempt from the registration requirements of the Securities Act. Because the selling securityholders may sell all, some or none of the notes or the ordinary shares issuable upon the conversion of the notes, we cannot estimate the amount of the notes or how many shares of our ordinary shares that each selling securityholder will beneficially own after this offering. Information about the selling security holders may change over time. We may update, amend or supplement this prospectus to update the information in this section. In addition, the conversion price, and therefore the number of ordinary shares issuable upon conversion of the notes, is subject to adjustment. Accordingly, the number of ordinary shares issuable upon conversion of the notes may increase or decrease.

	Principal Amount of
	Notes Beneficially	Ordinary Shares	Ordinary Shares
	Owned That May Be	Owned Prior to the	That May Be
Name of Beneficial Owner	Offered	Offering	Offered(1)
Lydian Overseas Partners Master Fund	$45,000,000	–	2,898,550
Suttonbrook Capital Portfolio LP	$40,000,000	–	2,576,489
Salomon Brothers Asset Management, Inc.	$12,450,000	–	801,932
Advent Convertible Master (Cayman) L.P.	$12,238,000	–	788,276
Maystone Continuum Master Fund, Ltd.	$10,000,000	–	644,122
Calamos Market Neutral Fund - Calamos Investment Trust	$8,750,000	–	563,607
Arbitex Master Fund L.P.	$7,000,000	–	450,885
Vanguard Convertible Securities Fund	$6,170,000	–	397,423
Grace Brothers Management, LLP	$6,000,000	–	386,473
TQA Master Plus Fund Ltd.	$5,060,000	–	325,925
Forest Multi-Strategy Master Fund SPC	$5,000,000	–	322,061
Privilege Portfolio SICAV	$5,000,000	–	322,061
Forest Global Convertible Fund, Ltd., Class A-5	$4,985,000	–	321,095
State of Oregon/Equity	$4,500,000	–	289,855
TQA Master Fund Ltd.	$4,256,000	–	274,138
State of Maryland Retirement Agency	$4,180,000	–	269,243
Arkansas Teacher Retirement	$3,700,000	–	238,325
KBC Financial Products USA Inc.	$3,500,000	–	225,442
Dylan (IMA) Ltd.	$3,000,000	–	193,236
Lyxor/Forest Fund Ltd.	$2,098,000	–	135,136
Delaware Public Employees Retirement System	$2,025,000	–	130,434
Northern Income Equity Fund	$2,000,000	–	128,824
S G Cowen Securities Corporation	$2,000,000	–	128,824
Daimler Chrysler Corp. Emp #1 Pension Plan, Dtd 4/1/89	$1,975,000	–	127,214
City and County of San Francisco Retirement System	$1,929,000	–	124,251
Quattro Fund Ltd.	$1,600,000	–	103,059
San Diego County Convertible	$1,590,000	–	102,415
Lyxor	$1,504,000	–	96,876
Bear, Stearns & Co. Inc.(2)	$1,500,000	–	96,618
White River Securities L.L.C	$1,500,000	–	96,618
State Street Bank Custodian for G.E. Pension Trust	$1,365,000	–	87,922
Forest Fulcrum Fund L.P.	$1,335,000	–	85,990
Innovest Finanzdienstle	$1,200,000	–	77,294
Chrysler Corporation Master Retirement Trust	$1,190,000	–	76,650
Consulting Group Capital Markets Funds	$1,150,000	–	74,074
Lehman Brothers Inc.(2)	$1,150,000	–	74,074
Arkansas PERS	$1,000,000	–	64,412
Norwich Union Life & Pensions	$1,000,000	–	64,412
Pro-mutual	$976,000	–	62,866
Arlington County Employees Retirement System	$872,000	–	56,167
Xavex Convertible Arbitrage 7 Fund c/o TQA Investors LLC	$839,000	–	54,041
OCM Convertible Trust	$810,000	–	52,173
Wyoming State Treasurer	$810,000	–	52,173
State Employees’ Retirement Fund of the State of Delaware	$780,000	–	50,241
Microsoft Corporation	$775,000	–	49,919
Allstate Insurance Company	$750,000	521,500 (3)	48,309
Commercial Union Life Fund	$750,000	–	48,309
San Diego City Retirement	$740,000	–	47,665
Zurich Institutional Benchmarks Master Fund Ltd.	$738,000	–	47,536
Zurich Institutional Benchmarks Master Fund Ltd. c/o TQA Investors LLC	$690,000	–	44,444
Nicholas Applegate Capital Management Convertible Mutual Fund	$635,000	–	40,901
Policemen and Firemen Retirement System of the
City of Detroit	$608,000	–	39,162
CGNU Life Fund	$600,000	–	38,647
Hfr Arbitrage Fund	$591,000	–	38,067
Alpha US Sub Fund 4 LLC	$549,000	–	35,362
Delta Airlines Master Trust CV	$510,000	–	32,850
Alcon Laboratories	$503,000	–	32,399
Baptist Health of South Florida	$495,000	–	31,884
Barclays Global Investors Diversified Alpha Plus Funds	$484,000	–	31,175
Wake Forest University	$445,000	–	28,663
Independence Blue Cross	$445,000	–	28,663
Trustmark Insurance	$441,000	–	28,405
LLT Limited	$433,000	–	27,890
Partner Reinsurance Company Ltd.	$415,000	–	26,731
RBC Alternative Assets L.P.	$407,000	–	26,215
Delta Airlines Master Trust	$400,000	–	25,764
Zurich Institutional Benchmarks Management c/o Quattro Fund	$400,000	–	25,764
Merrill Lynch Insurance Group	$359,000	–	23,123
Occidental Petroleum Corporation	$352,000	–	22,673
Engineers Joint Pension Fund	$345,000	–	22,222
Municipal Employees	$312,000	–	20,096
Relay II Holdings Company	$306,000	–	19,710
Univest Convertible Arbitrage Fund Ltd.	$306,000	–	19,710
City of New Orleans	$265,000	–	17,069
Louisiana CCRF	$260,000	–	16,747
Delta Pilots Disability and Survivorship Trust — CV	$240,000	–	15,458
Xavex Convertible Arbitrage 4 Fund	$229,000	–	14,750
City University of New York	$197,000	–	12,689
Ohio Bureau of Workers Compensation	$194,000	–	12,495
Sphinx Fund c/o TQA Investors LLC	$181,000	–	11,658
Sphinx Convertible Arbitrage SPC	$179,000	–	11,529
New Orleans Firefighters Pension / Relief Fund	$177,000	–	11,400
Duke Endowment	$175,000	–	11,272
Grady Hospital Foundation	$173,000	–	11,143
Franklin and Marshall College	$160,000	–	10,305
Qwest Occupational Health Trust	$150,000	–	9,661
F.R. Convert Sec. Fn	$140,000	–	9,017
Motion Picture Industry Health Plan — Active Member Fund	$130,000	–	8,373
Asante Health Systems	$129,000	–	8,309
Tag Associates	$118,000	–	7,600
British Virgin Islands Social Security Board	$114,000	–	7,342
The Grable Foundation	$110,000	–	7,085
Lexington Vantage Fund c/o TQA Investors LLC	$99,000	–	6,376
Prudential Insurance Company of America	$85,000	–	5,475
Motion Picture Industry Health Plan — Retiree Member Fund	$80,000	–	5,152
Arapahoe County Colorado	$63,000	–	4,057
1976 Distribution Trust FBO A.R. Lauder / Zinterhofer	$10,000	–	644
2000 Revocable Trust FBO A.R. Lauder / Zinterhofer	$9,000	–	579
Any other holders of notes or future transferee from any holder(4)	$256,562,000	–	16,525,732
Total securities that may be sold	$500,000,000		32,206,119

(1)	Represents the notes held by each beneficial owner, as converted to our ordinary shares at the initial conversion price of $15.525 per share. However, this conversion price is subject to adjustment as described under “Description of the Notes–Conversion of Notes.” As a result, the amount of ordinary shares issuable upon conversion of the notes in the future may increase or decrease.

(2)	Bear, Stearns & Co. Inc. and Lehman Brothers Inc. were initial purchasers of the notes. Bear, Stearns & Co. Inc. and Lehman Brothers Inc., and their affiliates, have engaged in transactions with, and performed services for, us in the ordinary course of business and have engaged and may in the future engage in commercial banking and/or investment banking transactions with us, for which they have received or will receive, as the case may be, customary compensation. However, the notes referred to in this table were purchased by Bear, Sterns & Co. Inc. and Lehman Brothers Inc., respectively, in the open market and not directly from us.

(3)	Represents 303,100 ordinary shares owned by Allstate Insurance Company, 24,300 ordinary shares owned by Allstate New Jersey Insurance Company, 42,800 ordinary shares owned by Agents Pension Plan and 151,300 ordinary shares owned by Allstate Retirement Plan.

(4)	Assumes that any other holders of notes or any future transferee from any holder does not beneficially own any ordinary shares other than ordinary shares into which the notes are convertible at the conversion price of $15.525 per share.

PLAN OF DISTRIBUTION

     We are registering the notes, and our ordinary shares issuable upon conversion of the notes, on behalf of the selling securityholders. The selling securityholders acquired their notes from the initial purchasers who purchased the notes from us in August 2003. This prospectus covers the resale of the selling securityholders’ notes and the ordinary shares that we issue if and when their notes are converted. The selling securityholders are bound by a registration rights agreement with us. To our knowledge, the selling securityholders have not entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the sale of the securities covered by this prospectus.

     The selling securityholders may offer and sell notes or ordinary shares from time to time. In addition, a selling securityholder’s donees, pledgees, transferees and other successors in interest may sell notes or ordinary shares received from a named selling securityholder after the date of this prospectus. The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The securities covered by this prospectus may be sold from time to time directly by the selling securityholders or through underwriters, broker-dealers or agents. If the securities are sold through underwriters or broker-dealers, the selling securityholder will be responsible for underwriting discounts or commissions or agent’s commissions.

     The securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Sales may be in transactions, which may involve block transactions, as follows:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions other than on an exchange or quotation service or in the over-the-counter market; or

•	through the writing of options.

These transactions may include block transactions or crosses, which are transactions in which the same broker acts as an agent for both parties to the trade.

     In connection with sales of the securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. In connection with these transactions, broker-dealers may engage in short sales of the securities covered by this prospectus and deliver such securities to close out these short positions, or loan or pledge registered securities to broker-dealers that in turn may sell them. The selling securityholders may also engage in similar transactions. In addition, securityholders may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 or Rule 144A under the Securities Act rather than under this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying ordinary shares by other means not described in this prospectus.

     Transactions under this prospectus may or may not involve brokers or dealers. The selling securityholders may sell securities directly to purchasers or to or through broker-dealers, who may act as agents or principals. Broker-dealers engaged by the selling securityholders may arrange for other broker-dealers to participate in selling securities. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling securityholders in amounts to be negotiated in connection with the sale. Broker-dealers or agents may also receive compensation in the form of discounts, concessions or commissions from the purchasers of securities for whom the broker-dealers may act as agents or to whom they sell as principal, or both. This compensation as to a particular broker-dealer might exceed customary commissions.

     The selling securityholders and any participating broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act in connection with sales of securities covered by this prospectus. As a result, any commission, discount or concession received by a broker-dealer and any profit on the resale of securities sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Because selling securityholders may be deemed to be underwriters within the meaning of the Securities Act, the selling securityholders will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     The selling securityholders and any other person participating in a distribution of the notes or our ordinary shares will be subject to the Exchange Act. The rules under the Exchange Act include Regulation M, which limits the timing of purchases and sales of the securities by participants in a distribution. In addition, Regulation M restricts the ability of any person engaged in a distribution to engage in market-making activities for the notes and ordinary shares being distributed for a period of up to five business days before the distribution starts. This may affect the marketability of the notes and the shares and the ability of any person or entity to engage in market-making activities in the notes and shares.

     We will use commercially reasonable efforts to keep this shelf registration statement effective until the earliest of:

•	two years from August 5, 2003, the date of original issuance of the notes;

•	the date when all of the notes and our ordinary shares issuable upon conversion of the notes have been transferred pursuant to the registration statement or Rule 144 under the Securities Act, or any similar provision then in force;

•	the date when all of the notes and our ordinary shares issuable upon conversion of the notes are eligible to be sold under Rule 144(k) under the Securities Act by persons who are not our affiliates; and

•	the date when all of the notes and our ordinary shares issuable upon conversion of the notes have ceased to be outstanding (whether as a result of repurchase and cancellation, conversion or otherwise).

     We are permitted to suspend the use of this prospectus for up to a total of 45 days in any 90-day period or a total of 120 days in any twelve-month period under circumstances relating to pending corporate developments, public filings with the Securities and Exchange Commission and similar events.

     We have agreed to pay the expenses of registering the notes and the shares under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and certain legal and accounting fees. The selling securityholders must pay all discounts, commissions or other amounts payable to underwriters, dealers or agents as well as fees and disbursements for legal counsel retained by any selling securityholder.

     We and the selling securityholders have agreed to indemnify each other and other related parties against specified liabilities, including liabilities arising under the Securities Act. The selling securityholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of securities against liabilities, including liabilities arising under the Securities Act.

     Our ordinary shares are listed on the Nasdaq National Market under the symbol “FLEX”. We do not intend to apply for the listing of the notes on any securities exchange or for quotation through the Nasdaq National Market. Accordingly, we cannot assure you that the notes will be liquid or that any trading for the notes will develop.

DESCRIPTION OF NOTES

     We issued the notes under an indenture dated as of August 5, 2003 between us and J.P. Morgan Trust Company, National Association, as trustee. The following summarizes some, but not all, provisions of the notes and the indenture. We urge you to read the indenture because the indenture, and not this description, defines your rights as a holder of the notes. A copy of the form of indenture and the form of certificate evidencing the notes is available to you upon request.

     In this section of the prospectus entitled “Description of Notes,” when we refer to “Flextronics,” “we,” “our,” or “us,” we are referring to Flextronics International Ltd., a Singapore corporation, and not any of its subsidiaries.

General

     The notes are general unsecured obligations of Flextronics and are subordinate in right of payment as described under “— Subordination of Notes.” The notes are convertible into Flextronics ordinary shares as described under “— Conversion of Notes.” The notes are limited to $500,000,000 aggregate principal amount. The notes were issued only in denominations of $1,000 or in multiples of $1,000. The notes will mature on August 1, 2010, unless earlier converted or purchased by us at your option upon a change of control.

     Neither we nor our subsidiaries are restricted from paying dividends, incurring debt, or issuing or repurchasing our securities under the indenture. In addition, there are no financial covenants in the indenture. You are not protected under the indenture in the event of a highly leveraged transaction or a change of control of Flextronics, except to the extent described under “— Purchase of Notes at Your Option Upon a Change of Control.”

     The notes bear interest at the annual rate of 1%. Interest will be payable on August 1 and February 1 of each year, beginning February 1, 2004, subject to limited exceptions if the notes are converted, redeemed or purchased prior to the interest payment date. The record dates for the payment of interest will be July 15 and January 15. We may, at our option, pay interest on the notes by check mailed to the holders. However, a holder with an aggregate principal amount in excess of $2,000,000 will be paid by wire transfer in immediately available funds at its election. Interest will computed on the basis of a 360-day year comprised of twelve 30-day months.

     We will maintain an office in The City of New York where the notes may be presented for registration, transfer, exchange or conversion. This office will initially be an office or agency of the trustee. Except under limited circumstances described below, the notes are issued only in fully-registered book-entry form, without coupons, and will be represented by one or more global notes. There will be no service charge for any registration of transfer or exchange of notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers or exchanges.

Conversion of Notes

     You have the right, at your option, to convert your notes into Flextronics ordinary shares at any time prior to maturity, at the conversion price of $15.525 per share (equivalent to a conversion rate of approximately 64.4122 shares per $1,000 principal amount of notes). Upon conversion, you will not receive any cash representing accrued interest.

     Except as described below, we will not make any payment or other adjustment for bonus issues or other dividends on any ordinary shares issued upon conversion of the notes.

     Except as described below, we will not make any payment or other adjustment for accrued interest on the notes or dividends on any of our ordinary shares issued upon conversion of the notes. If you submit your notes for conversion between the close of business on a regular record date and the opening of business on the next interest payment date, you must pay funds equal to the interest payable on the principal amount to be converted, except if the submitted notes or portions of notes are called for redemption or are subject to purchase following a change of control on a date occurring during the period from the close of business on a regular record date and ending on the opening of business on the first business day after the next interest payment date, or if this interest payment date is not a business day, the second business day after the interest payment date. As a result of the foregoing provisions, if the exception described in the preceding sentence does not apply and you surrender notes for conversion on a date that is not an interest payment date, you will not receive any interest for the period from the interest payment date next preceding the date of conversion to the date of conversion or for any later period.

     In the event we elect share settlement, the number of ordinary shares you will receive upon conversion of your notes will be determined by dividing the aggregate principal amount of the notes you convert by the conversion price on the date of conversion. We may also elect cash settlement or combined settlement, as described below. If you have submitted your notes for repurchase upon a change of control, you may convert your notes only if you withdraw your repurchase election. You may convert your notes in part so long as such part is $1,000 principal amount or an integral multiple of $1,000.

     If the notes are subject to purchase following a change of control, your conversion rights on the notes so subject to purchase will expire at the close of business on the last business day before the purchase date or such earlier date as the notes are presented for purchase unless you withdraw your election in accordance with the indenture.

     The conversion price will be adjusted upon the occurrence of:

(1) the issuance of Flextronics ordinary shares as a bonus issue, dividend or distribution on our ordinary shares;

(2) the subdivision or combination of our outstanding ordinary shares;

(3) the issuance to all or substantially all holders of our ordinary shares of rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase our ordinary shares, or securities convertible into our ordinary shares, at a price per share or a conversion price per share less than the then current market price per share, provided that the conversion price will be readjusted to the extent that such rights or warrants are not exercised prior to the expiration;

(4) the distribution to all or substantially all holders of our ordinary shares of shares of our capital stock, evidences of indebtedness or other assets, including cash, or rights or warrants, excluding:

•	dividends, distributions and rights or warrants referred to in clause (1) or (3) above; and

•	distribution of rights to all holders of our ordinary shares pursuant to an adoption of a shareholder rights plan; and

(5) the purchase of our ordinary shares pursuant to a tender offer made by us or any of our subsidiaries.

     We will not make adjustment if holders of notes may participate in the transactions described above.

     In the event of:

•	any reclassification of our ordinary shares; or

•	a consolidation, merger or combination involving Flextronics; or

•	a sale or conveyance to another person of the property and assets of Flextronics as an entirety or substantially as an entirety,

in which holders of our outstanding ordinary shares would be entitled to receive stock, other securities, other property, assets or cash for their ordinary shares, holders of notes will generally be entitled to convert their notes into the same type of consideration received by holders of our ordinary shares immediately prior to one of these types of events.

     You may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion price.

     To the extent required by applicable law, no adjustment in the conversion price will be made if it would reduce the conversion price of the notes to less than the par value of our ordinary shares, which is currently S$0.01 per share. We are permitted to reduce the conversion price of the notes by any amount for a period of at least 20 days if our Board of Directors determines that such reduction would be in our best interest. We are required to give at least 15 days prior notice of any reduction in the conversion price. We may also reduce the conversion price to avoid or diminish income tax to holders of our ordinary shares in connection with a dividend or distribution of stock or similar event.

     No adjustment in the conversion price will be required unless it would result in a change in the conversion price of at least one percent. Any adjustment not made will be taken into account in subsequent adjustments. Except as stated above, we will not adjust the conversion price for the issuance of our ordinary shares or any securities convertible into or exchangeable for our ordinary shares or the right to purchase our ordinary shares or such convertible or exchangeable securities.

     Upon conversion, we will satisfy all of our obligations (the “conversion obligation”) by delivering to you either (1) Flextronics ordinary shares, (2) cash, or (3) a combination of cash and Flextronics ordinary shares, as follows:

(1) Share Settlement. If we elect to satisfy the entire conversion obligation in Flextronics ordinary shares, then we will deliver to you a number of our ordinary shares equal to the aggregate principal amount of the notes you are converting divided by the then applicable conversion price.

(2) Cash Settlement. If we elect to satisfy the entire conversion obligation in cash, then we will deliver to you cash in an amount equal to the product of (a) a number equal to the aggregate principal amount of notes to be converted by you divided by the then applicable conversion price, and (b) the arithmetic mean of the volume weighted average prices of our ordinary shares on each trading day during the applicable cash settlement averaging period described below.

(3) Combined Settlement. If we elect to satisfy a portion of the conversion obligation in cash (the “partial cash amount”) and a portion in our ordinary shares, then we will deliver to you such partial cash amount plus a number of shares equal to (a) the cash settlement amount as set forth in clause (2) above minus such partial cash amount divided by (b) the arithmetic mean of the volume weighted average prices of our ordinary shares on each trading day during the applicable cash settlement averaging period described below.

     If we choose to satisfy the conversion obligation by share settlement, then settlement in shares will be made on or prior to the fifth trading day following receipt of your notice of conversion.

     If we choose to satisfy the conversion obligation by cash settlement or combined settlement, then we will notify you, through the trustee, of the dollar amount to be satisfied in cash at any time on or before the date that is two business days following receipt of your notice of conversion (the “settlement notice period”). Share settlement will apply automatically if we do not notify you that we have chosen another settlement method.

     If we timely elect cash settlement or combined settlement, then you may retract your conversion notice at any time during the two business day period beginning on the day after the settlement notice period (the “conversion retraction period”). You cannot retract your conversion notice (and your conversion notice therefore will be irrevocable) if we elect share settlement. If you have not retracted your conversion notice, then cash settlement or combined settlement will occur on the first trading day following the applicable “cash settlement averaging period”. The applicable cash settlement averaging period will be the five trading day period beginning on the first trading day after the conversion retraction period.

     Regardless of which method of settlement we choose, we will not issue fractional shares of our ordinary shares upon conversion of notes. Instead, we will pay cash for the fractional amount based upon the volume weighted average price of the ordinary shares determined during the applicable cash settlement averaging period relating to the conversion.

     A “trading day” is a day during which trading in securities generally occurs on The Nasdaq National Market (or, if the ordinary shares are not quoted on The Nasdaq National Market, on the principal other market on which the ordinary shares are then traded), other than a day on which a material suspension of or limitation on trading is imposed that affects either The Nasdaq National Market (or, if applicable, such other market) in its entirety or only our ordinary shares (by reason of movements in price exceeding limits permitted by the relevant market on which the shares are traded or otherwise) or on which The Nasdaq National Market (or, if applicable, such other market) cannot clear the transfer of our shares due to an event beyond our control.

     The “volume weighted average price” of one Flextronics ordinary share on any trading day will be the volume weighted average prices as displayed under the heading “Bloomberg VWAP” on Bloomberg Page FLEX <equity> AQR in respect of the period from 9:30 a.m. to 4:00 p.m. (New York City time) on that trading day (or if such volume weighted average price is not available, the market value of one Flextronics ordinary share on such trading day as we determine in good faith using a volume weighted method).

Subordination of Notes

     The notes are unsecured obligations of Flextronics and are subordinated in right of payment to all current and future senior debt of Flextronics, including Flextronics’ obligations under its credit facility. The notes rank pari passu with any existing and future senior subordinated indebtedness of Flextronics and rank senior to all other subordinated indebtedness of Flextronics. As of September 30, 2003, after giving effect to this offering, Flextronics had approximately $179.6 million of senior debt outstanding, and, through its subsidiaries, had additional liabilities (including trade payables and capital lease obligations) aggregating approximately $3.5 billion, which rank senior, or effectively senior, as the case may be, in right of payment to the notes. In addition, as of September 30, 2003, Flextronics had approximately $580.0 billion of senior subordinated debt outstanding, which ranks pari passu with the notes. We repurchased our outstanding senior subordinated notes due 2010 with the net proceeds from the sale of the notes offered by this prospectus.

     Flextronics is a holding company with no business operations other than (i) holding the equity interests of its subsidiaries and (ii) advancing funds to, and receiving funds from, its subsidiaries. In repaying its indebtedness, including the notes, Flextronics must rely on dividends and other payments made to it by its subsidiaries. The holders of the notes will have no direct claims against Flextronics’ subsidiaries. The ability of Flextronics’ subsidiaries to make payments to Flextronics will be affected by the obligations of such subsidiaries to their creditors. Claims of holders of indebtedness of Flextronics, including the notes, against the cash flow and assets of Flextronics’ subsidiaries will be effectively subordinated to claims of such creditors.

     In addition, the rights of the holders of the notes to participate in the assets of any subsidiary of Flextronics upon such subsidiary’s liquidation or recapitalization will be subject to the prior claims of such subsidiary’s creditors. The ability of Flextronics’ subsidiaries to make payments to Flextronics will also be subject to, among other things, applicable state and foreign corporate laws and other laws and regulations. In order to pay the principal amount at maturity of the notes, Flextronics may be required to adopt one or more alternatives, such as a refinancing of the notes. See “Risk Factors — Our structure as a holding company will limit the ability of the holders of the notes to recover any principal and interest due on the notes because they are effectively subordinated to the liabilities of our subsidiaries.”

     Upon any distribution to creditors of Flextronics in a total or partial liquidation, winding up, reorganization or dissolution of Flextronics or in a voluntary or involuntary bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Flextronics or its property, an assignment for the benefit of creditors or any marshalling of Flextronics’ assets and liabilities, the holders of senior debt will be entitled to receive payment in full in cash of all obligations due in respect of such senior debt (including interest after the commencement of any such proceeding at the rate specified in the applicable senior debt) before the holders of the notes will be entitled to receive any payment with respect to the notes, and until all obligations with respect to senior debt are paid in full in cash, any distribution to which the holders of the notes would be entitled shall be made to the holders of senior debt.

     Flextronics also may not make any payment upon or in respect of the notes if (i) a default in the payment of the principal of, premium, if any, or interest on designated senior debt occurs and is continuing beyond any applicable period of grace or (ii) any other default occurs and is continuing with respect to designated senior debt that permits holders of the designated senior debt to which such default relates to accelerate its maturity (“payment blockage period”) and, in the case of clause (ii), the trustee receives a notice of such default (a “payment blockage notice”) from Flextronics and the holders of any designated senior debt. Payments on the notes may and shall be resumed (x) in the case of a payment default, upon the date on which such default is cured or waived and (y) in case of a nonpayment default, the earlier of (a) the date on which such nonpayment default is cured or waived, (b) 179 days after the date on which the applicable payment blockage notice is received, (c) the date such designated senior debt shall have been discharged or paid in full in cash or (d) the date such payment blockage period shall have been terminated by written notice to Flextronics or the trustee from the holders of designated senior debt initiating such payment blockage period, after which, in the case of clauses (a), (b), (c) and (d), Flextronics shall resume making any and all required payments in respect of the notes, including any payments not made to the holders of the notes during the payment blockage period due to the foregoing prohibitions, unless the provisions described in clause (i) are then applicable. No new period of payment blockage may be commenced unless and until 360 days have elapsed since the effectiveness of the immediately prior payment blockage notice. No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee shall be, or be made, the basis for a subsequent payment blockage notice unless such default shall have been cured or waived for a period of not less than 90 days.

     The indenture further requires that the trustee provide the holders of designated senior debt at least 10 days prior written notice of any acceleration of the maturity of the notes.

     As a result of the subordination provisions described above, in the event of a liquidation or insolvency, holders of the notes may recover less ratably than creditors of Flextronics who are holders of senior debt.

     “debt” means, with respect to any person, any indebtedness of such person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker’s acceptances or representing capital lease obligations or the balance deferred and unpaid of the purchase price of any property or representing any hedging obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and hedging obligations) would appear as a liability upon a balance sheet of such person prepared in accordance with GAAP, as well as all debt of others secured by a lien on any asset of such person (whether or not such debt is assumed by such person) and, to the extent not otherwise included, the guarantee by such person of any debt of any other person. The amount of any debt outstanding as of any date shall be (i) the accreted value thereof, in the case of any debt that does not require current payments of interest, and (ii) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other debt.

     “designated senior debt” means (i) any debt under Flextronics’ credit facility (and any guarantees thereof) and (ii) any other senior debt otherwise designated by Flextronics (which designation shall have been approved in writing by the representative under its credit facility, and such approval shall have been delivered to the trustee, so long as (A) the credit facility is in effect and (B) Flextronics shall not then be a party to any other credit facility or similar arrangement that provides for loans in an aggregate principal amount that is greater than the aggregate principal amount of loans to Flextronics that may be made under its credit facility and that are not entered into in violation of the credit facility), and the representative thereunder, as “designated senior debt” and, in the case of the designation by Flextronics, certified in an officer’s certificate delivered to the trustee; provided that not less than $5.0 million aggregate principal amount is outstanding under designated senior debt at the date of the designation and at the date of determination.

     “senior debt” means (i) all debt of Flextronics outstanding under its credit facility and all hedging obligations with respect thereto, (ii) any other debt incurred by Flextronics, unless the instrument under which such debt is incurred expressly provides that it is on a parity with or subordinated in right of payment to the notes, and (iii) all obligations with respect to the foregoing. Notwithstanding anything to the contrary in the foregoing, senior debt will not include (w) any liability for federal, state, local or other taxes owed or owing by Flextronics, (x) any debt of Flextronics to any of its subsidiaries or other affiliates, (y) any trade payables or (z) our existing senior subordinated notes and convertible notes.

Purchase of Notes at Your Option upon a Change of Control

     Upon the occurrence of a Change of Control, each holder of notes will have the right to require Flextronics to repurchase for cash all or any part (equal to $1,000 or integral multiples thereof) of such holder’s notes pursuant to the offer described below at an offer price in cash equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of purchase.

     Within 30 days following any change of control, Flextronics will mail a notice to each holder of notes describing the transaction or transactions that constitute the change of control and offering to repurchase notes on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. Flextronics will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a change of control.

     On the change of control payment date, Flextronics will, to the extent lawful, (i) accept for payment all notes or portions thereof properly tendered pursuant to the change of control offer, (ii) deposit with the paying agent an amount equal to the change of control payment in respect of all notes or portions thereof so tendered and (iii) deliver or cause to be delivered to the trustee the notes so accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions thereof being purchased by Flextronics. The paying agent will promptly mail to each holder of notes so tendered the change of control payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or integral multiples thereof. The indenture will provide that, prior to complying with the provisions of this covenant, but in any event within 90 days following a change of control, Flextronics will either repay in full in cash all outstanding senior debt or obtain the requisite consents, if any, under all agreements governing outstanding senior debt to permit the repurchase of notes required by this covenant. Flextronics will publicly announce the results of the change of control offer on or as soon as practicable after the change of control payment date.

     The change of control provisions described above will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a change of control, the indenture does not contain provisions that permit the holders of the notes to require that Flextronics repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

     Flextronics’ credit facility provides that certain change of control events with respect to Flextronics constitute a default thereunder. Any future credit agreements or other agreements relating to senior debt to which Flextronics becomes a party may contain similar restrictions and provisions. In the event any such restrictions would prohibit Flextronics from repurchasing notes upon a change of control, Flextronics could seek the consent of its lenders to the purchase of notes or could attempt to refinance the borrowings that contain such restrictions. If Flextronics does not obtain such a consent or repay such borrowings, Flextronics will remain prohibited from purchasing notes. In such case, Flextronics’ failure to purchase tendered notes would constitute an event of default under the indenture which would, in turn, constitute a default under its credit facility. In such circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of notes.

     Flextronics will not be required to make a change of control offer upon a change of control if a third party makes the change of control offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a change of control offer made by Flextronics and purchases all notes validly tendered and not withdrawn under such change of control offer.

     “change of control” means the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of the assets of Flextronics and its subsidiaries taken as a whole to any “person” (as such term is used in Section 13(d)(3) of the Exchange Act), (ii) the adoption by Flextronics of a plan relating to the liquidation or dissolution of Flextronics, (iii) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above) becomes the “beneficial owner” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the voting stock of Flextronics (measured by voting power rather than number of shares), or (iv) the first day on which a majority of the members of the board of directors of Flextronics are not continuing directors.

     However, a change of control will not be deemed to have occurred if either:

•	the closing sale price of our ordinary shares for any five trading days during the ten trading days immediately preceding the change of control is at least equal to 105% of the conversion price in effect on such day; or

•	in the case of a merger or consolidation, all of the consideration (excluding cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights) in the merger or consolidation constituting the change of control consists of common stock, ordinary shares or other certificates representing common equity securities traded on a United States national securities exchange or quoted on The Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such change of control) and as a result of such transaction or transactions the notes become convertible solely into such common stock, ordinary shares or other certificates representing common equity securities.

     The definition of change of control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the assets of Flextronics and its subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require Flextronics to repurchase such notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Flextronics and its subsidiaries taken as a whole to another person or group may be uncertain.

     The change of control provision of the notes may in certain circumstances make it more difficult or discourage a takeover of Flextronics and, as a result, may make removal of incumbent management more difficult. The change of control provision, however, is not the result of Flextronics’ knowledge of any specific effort to accumulate Flextronics’ shares or to obtain control of Flextronics by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the change of control provision is a result of negotiations between Flextronics and the initial purchasers. Flextronics is not presently in discussions or negotiations with respect to any pending offers which, if accepted, would result in a transaction involving a change of control, although it is possible that Flextronics would decide to do so in the future.

     The provisions of the indenture would not necessarily afford holders of the notes protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving Flextronics that may adversely affect holders of the notes.

Events of Default

     Each of the following will constitute an event of default under the indenture:

(1) we fail to pay principal on any note when due, whether or not prohibited by the subordination provisions of the indenture;

(2) we fail to pay interest, if any, on any note when due if such failure continues for 30 days, whether or not prohibited by the subordination provisions of the indenture;

(3) we fail to perform any other covenant required of us in the indenture if such failure continues for 60 days after notice is given in accordance with the indenture;

(4) we fail to pay the purchase price of any note when due, whether or not prohibited by the subordination provisions of the indenture;

(5) we fail to provide timely notice of a change of control;

(6) we default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any debt for money borrowed by us (or the payment of which is guaranteed by us) whether such debt or guarantee now exists, or is created after the date of the indenture, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such debt prior to the expiration of the grace period provided in such debt on the date of such default) or (b) results in the acceleration of such debt prior to its express maturity and, in each case, the principal amount of any such debt, together with the principal amount of any other such debt the maturity of which has been so accelerated, aggregates $40.0 million or more;

(7) failure by us to pay final judgments aggregating in excess of $40.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; and

(8) certain events in bankruptcy, insolvency or reorganization of us or any of our significant subsidiaries.

     If an event of default, other than an event of default described in clause (8) above with respect to us, occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal amount of the notes to be due and payable immediately. If an event of default described in clause (8) above occurs with respect to us, the principal amount of the notes will automatically become immediately due and payable. Any payment by us on the notes following any acceleration will be subject to the subordination provisions described above.

     After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the notes may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, have been cured or waived.

     Subject to the trustee’s duties in the case of an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders, unless the holders have offered to the trustee indemnity satisfactory to it. Subject to the indenture, applicable law and the trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

     No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture unless:

•	the holder has previously given the trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the notes then outstanding have made a written request and have offered indemnity satisfactory to the trustee to institute such proceeding as trustee; and

•	the trustee has failed to institute such proceeding within 60 days after such notice, request and offer, and has not received from the holders of a majority in aggregate principal amount of the notes then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

     However, the above limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of, or interest on, any note on or after the applicable due date or the right to convert the note in accordance with the indenture.

     Generally, the holders of not less than a majority of the aggregate principal amount of outstanding notes may waive any default or event of default unless:

•	we fail to pay principal or interest, if any, on any note when due;

•	we fail to convert any note into ordinary shares; or

•	we fail to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note affected.

     We are required to furnish to the trustee, on an annual basis, a statement by our officers as to whether or not Flextronics, to the officer’s knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the indenture, specifying any known defaults.

Modification and Waiver

     We and the trustee may amend or supplement the indenture or the notes with the consent of the holders of a majority in aggregate principal amount of the outstanding notes. In addition, the holders of a majority in aggregate principal amount of the outstanding notes may waive our compliance in any instance with any provision of the indenture without notice to the note holders. However, no amendment, supplement or waiver may be made without the consent of the holder of each outstanding note if such amendment, supplement or waiver would:

•	change the stated maturity or the principal of, or interest on, any note;

•	reduce the principal amount of, or interest on, any note;

•	reduce the amount of principal payable upon acceleration of the maturity of any note;

•	change the place or currency of payment of principal of, or interest on, any note;

•	impair the right to institute suit for the enforcement of any payment on, or with respect to, any note;

•	modify the provisions with respect to the purchase right of the holders upon a change of control in a manner adverse to holders;

•	modify the subordination provisions in a manner materially adverse to the holders of notes;

•	adversely affect the right of holders to convert notes other than as provided in the indenture;

•	reduce the percentage in principal amount of outstanding notes required for modification or amendment of the indenture;

•	reduce the percentage in principal amount of outstanding notes necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

•	modify provisions with respect to modification and waiver (including waiver of events of default), except to increase the percentage required for modification or waiver or to provide for consent of each affected note holder.

     We and the trustee may amend or supplement the indenture or the notes without notice to, or the consent of, the note holders to, among other things, cure any ambiguity, defect or inconsistency or make any other change that does not adversely affect the rights of any note holder.

Consolidation, Merger and Sale of Assets

     We may not consolidate with or merge into any person in a transaction in which we are not the surviving person or convey, transfer or lease our properties and assets substantially as an entirety to any successor person, unless:

•	the successor person, if any, is a corporation organized and existing under the laws of the United States, any state of the United States, or the District of Columbia or Singapore or any other country (if doing so would not expose the holders of the notes to tax liability and the indenture and the notes would continue to be valid and in full force) and, in any case, assumes our obligations on the notes and under the indenture;

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

•	other conditions specified in the indenture are met.

Registration Rights

     We entered into a registration rights agreement with the initial purchasers. The following summary of the registration rights provided in the registration rights agreement and the notes is not complete. You should refer to the registration rights agreement and the notes for a full description of the registration rights that apply to the notes.

     We agreed to file a shelf registration statement under the Securities Act not later than 90 days after the latest date of original issuance of the notes to register resales of the notes and the ordinary shares into which the notes are convertible. The notes and the ordinary shares issuable upon conversion of the notes are referred to collectively as registrable securities. We will use all commercially reasonable efforts to have this shelf registration statement declared effective as promptly as practicable but not later than 180 days after the latest date of original issuance of the notes, and to keep it effective until the earliest of:

(1) two years from the date we file the shelf registration statement;

(2) the date when all registrable securities shall have been sold under the shelf registration statement or Rule 144 under the Securities Act or any similar provision but not Rule 144A;

(3) the date on which all registrable securities held by non-affiliates are eligible to be sold to the public pursuant to Rule 144(k) under the Securities Act; and

(4) the date on which there are no outstanding registrable securities.

     We are permitted to suspend the use of the prospectus which is a part of the registration statement for a period not to exceed an aggregate of 45 days in any 90-day period or an aggregate of 120 days in any twelve-month period under certain circumstances relating to pending corporate developments, public filings with the Securities and Exchange Commission and similar events. The period of time during which such suspension is in effect is called the “Deferral Period.” We need not specify the nature of the event giving rise to any suspension in any notice to the holders of the notes of the existence of such suspension. Each holder, by its acceptance of the notes, agrees to hold any communications by us in connection with a suspension notice in confidence.

     If:

(1) on or prior to the 90th day after the latest date of original issuance of the notes, the shelf registration statement has not been filed with the SEC;

(2) on or prior to the 180th day after the latest date of original issuance of the notes, the shelf registration statement has not been declared effective by the SEC;

(3) we fail to amend or supplement the shelf registration statement in order to add holders who have delivered the questionnaires described below as additional selling securityholders within the time periods required by the registration rights agreement; or

(4) after the shelf registration statement has been declared effective (and during such time as we are required to keep it effective, as discussed above), the shelf registration statement or the related prospectus ceases to be effective or usable (because a Deferral Period is in effect or in other specified circumstances) for a period in excess of an aggregate of 45 days in any 90 day period or in excess of an aggregate of 120 days in any 12 month period, or, subject to the foregoing, the shelf registration statement or the related prospectus ceases to be effective and usable for a period in excess of five business days, in each case except as the result of filing a post-effective amendment solely to add additional selling securityholders;

(we refer to each such event described above in clauses (1) through (4) as a registration default), additional interest will accrue on the notes and the underlying ordinary shares that are registrable securities, from and including the date on which any such registration default occurs to, but excluding, the date on which the registration default has been cured, at the rate per year of (a) 0.25% of the principal amount of the notes to and including the 90th day following such registration default and (b) 0.50% of the principal amount of the notes from and after the 91st day following such registration default. In no event will interest accrue at a rate per year exceeding 0.50%. We will have no other liabilities for monetary damages with respect to our registration obligations. With respect to each holder, our obligations to pay additional interest remain in effect only so long as the notes and the ordinary shares issuable upon the conversion of the notes held by the holder are “registrable securities” within the meaning of the registration rights agreement. A holder will not be entitled to interest during the period of a registration default described in (3) above unless it has provided all information requested by the questionnaire described below prior to the deadline.

     We have mailed notice and questionnaire to each holder of notes. You are required to return to us a properly completed and signed questionnaire at least five business days prior to the effectiveness of the shelf registration statement to be named as a selling securityholder in the shelf registration statement at the time of effectiveness. Holders will have at least 30 calendar days from the date of this prospectus to return a completed and signed notice and questionnaire to us. If you return your questionnaire after the effectiveness of the shelf registration statement, we will name you as a selling securityholder in our next post-effective amendment to the shelf registration statement, which we will prepare and file within certain quarterly periods. The registration rights agreement does not require us to file more than one post-effective amendment per quarter.

     No holder of registrable securities will be entitled:

•	to be named as a selling securityholder in the shelf registration statement as of the date the shelf registration statement is declared effective; or

•	to use the prospectus forming a part of the shelf registration statement for offers and resales of registrable securities at any time,

unless such holder has returned a completed and signed notice and questionnaire to us.

     A holder who elects to sell any registrable securities pursuant to the shelf registration statement:

•	will be required to deliver a notice and questionnaire in the form of Annex A hereto and be named as a selling securityholder in the related prospectus;

•	may be required to deliver a prospectus to purchasers;

•	may be subject to certain civil liability provisions under the Securities Act in connection with those sales;

•	will be bound by the provisions of the registration rights agreement that apply to a holder making such an election, including certain indemnification provisions;

•	will be required to deliver a notice of registered sale to us upon any sale under the shelf registration statement.

     We will pay all registration expenses of the shelf registration and provide each holder that is selling registrable securities pursuant to the shelf registration statement with such number of copies of the related prospectus as such holder requests. We will take such other actions as are specified in the registration rights agreement to facilitate resales of the registrable securities under the shelf registration statement. Selling securityholders will be responsible for all of their individual selling expenses, including commissions and discounts.

Discharge

     The indenture provides that we may terminate our obligations under the indenture at any time by delivering all outstanding notes to the trustee for cancellation if we have paid all sums payable by us under the indenture.

Transfer and Exchange

     We have initially appointed the trustee as the security registrar, paying agent and conversion agent, acting through its corporate trust office. We reserve the right to:

•	vary or terminate the appointment of the security registrar, paying agent or conversion agent;

•	appoint additional paying agents or conversion agents; or

•	approve any change in the office through which any security registrar or any paying agent or conversion agent acts.

Purchase and Cancellation

     All notes surrendered for payment, registration of transfer or exchange or conversion shall, if surrendered to any person other than the trustee, be delivered to the trustee. All notes delivered to the trustee shall be cancelled promptly by the trustee. No notes shall be authenticated in exchange for any notes cancelled as provided in the indenture.

     We may, to the extent permitted by law, purchase notes in the open market or by tender offer at any price or by private agreement. The notes so purchased, while held by or on behalf of us or any of our subsidiaries, will not entitle the holder to convert the notes or to vote. Any notes purchased by us may, to the extent permitted by law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled. Any notes held by us or one of our subsidiaries shall be disregarded for voting purposes in connection with any notice, waiver, consent or direction requiring the vote or concurrence of note holders.

Replacement of Notes

     We will replace mutilated, destroyed, stolen or lost notes at your expense upon delivery to the trustee of the mutilated notes, or evidence of the loss, theft or destruction of the notes satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of such note before a replacement note will be issued.

Governing Law

     The indenture and the notes will be governed by, and construed in accordance with, the law of the State of New York, without regard to conflicts of laws principles.

Concerning the Trustee

     J.P. Morgan Trust Company, National Association, has agreed to serve as the trustee under the indenture. The trustee will be permitted to deal with us and any of our affiliates with the same rights as if it were not trustee. However, under the Trust Indenture Act, if the trustee acquires any conflicting interest and there exists a default with respect to the notes, the trustee must eliminate such conflict or resign.

     The holders of a majority in principal amount of all outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the trustee. However, any such direction may not conflict with any law or the indenture, may not be unduly prejudicial to the rights of another holder or the trustee and may not involve the trustee in personal liability.

Book-Entry, Delivery and Form

     We initially issued the notes in the form of one global security. The global security was deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You may hold your beneficial interests in the global security directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called “certificated securities”) will be issued only in certain limited circumstances described below.

     DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency,” registered pursuant to the provisions of Section 17A of the Exchange Act.

     DTC was created to hold securities of institutions that have accounts with DTC (called “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called, the “indirect participants”) that clear through or maintain a custodial relationship with a participant whether directly or indirectly.

     Pursuant to procedures established by DTC, upon the deposit of the global security with DTC, DTC credited, on its book-entry registration and transfer system, the principal amount of notes represented by such global security to the accounts of participants designated by the initial purchasers. Ownership of beneficial interests in the global security is limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security is shown on, and the each transfer of those beneficial interests is effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

     Owners of beneficial interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

     So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global security, you will not be entitled to have the notes represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global security. We understand that under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security; is entitled to take, DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     We will make payments of principal premium, if any, and additional interest, if any, on the notes represented by the global security registered in the name of and held by DTC or its nominee, to DTC or its nominee, as the case may be, as the registered owner and holder of the global security.

     We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, or additional interest, if any, on the global security, will credit participants’ accounts with payments in amounts, proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

     Transfers between participants in DTC are effected in the ordinary way in accordance with DTC Rules and are settled in same-day funds.

     DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depository for the global security or ceases to be a clearing agency or there is an event of default under the notes, DTC will exchange the global security for certificated securities which it will distribute to its participants and which will be legended, if required, as set forth under the heading “Transfer Restrictions.”

     Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee have any responsibility, or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the Rules and procedures governing their respective operations.

DESCRIPTION OF ORDINARY SHARES

     The following statements are brief summaries of our capital structure and of important rights and privileges of shareholders conferred by the laws of Singapore and our articles of association. These statements summarize the material provisions of the laws of Singapore and our articles but are qualified by reference to our articles, a copy of which has been filed as an exhibit to our Form 10-Q for the quarter ended December 31, 2000 and which is available at our San Jose, California office. A copy of our articles is also available for inspection at our registered office in Singapore.

Ordinary Shares

     Our authorized capital consists of 1,500,000,000 ordinary shares, par value S$0.01. There is a provision in our articles to enable us in specified circumstances to issue shares with preferential, deferred or other special rights or restrictions as our directors may determine, subject to the provisions of the Singapore Companies Act and our articles. The directors may issue shares at a premium and a sum equal to the aggregate amount or value of the premiums will be transferred to a share premium account. All shares presently issued are fully paid and existing shareholders are not subject to any calls on shares. All shares are in registered form. We cannot, except in the circumstances permitted by the Singapore Companies Act, grant any financial assistance for the acquisition or proposed acquisition of our own shares.

New Shares

     New shares may be issued only with the prior approval of our shareholders in a general meeting. General approval may be sought from our shareholders in a general meeting for the issue of shares. Approval, if granted, will lapse at the earlier to occur of:

•	the conclusion of the next annual general meeting; or

•	the expiration of the period within which the next annual general meeting is required by law to be held.

     The shareholders have provided such general authority to issue new shares until our 2004 annual general meeting. Subject to this and the provisions of the Singapore Companies Act and our articles, all new shares are under the control of the directors who may allot and issue new shares to such persons on such terms and conditions and with the rights and restrictions as they may think fit to impose.

Shareholders

     Only persons who are registered in our books are recognized as shareholders and absolute owners of the shares. On September 30, 2003, there were 3,801 holders of record of our ordinary shares. We may, on giving not less than fourteen days’ notice, close the register of members for any time or times, but the register may not be closed for more than thirty days in any calendar year. Closure is normally made for the purpose of determining shareholders’ entitlement to receive dividends and other distributions and would, in the usual case, not exceed ten days.

Transfer of Shares

     Subject to applicable securities laws and our articles, our ordinary shares are freely transferable. The directors may decline to register any transfer of shares on which we have a lien and, for shares not fully paid up, may refuse to register a transfer to a transferee of whom they do not approve. Shares may be transferred by a duly signed instrument of transfer in a form approved by the directors. The directors may decline to register any transfer unless, among other things, it has been duly stamped and is presented for registration together with the share certificate and other evidence of title as they may require. We will replace lost or destroyed certificates for shares upon notice to us and upon, among other things, the applicant furnishing evidence and indemnity as the directors may require.

Shareholders’ Meetings

     We are required to hold an annual general meeting in each year. The directors may convene an extraordinary general meeting whenever they think fit and they must do so upon the written request of shareholders representing not less than one-tenth of the total voting rights of all shareholders. In addition, two or more shareholders holding not less than one-tenth of our issued share capital may call a meeting of our shareholders.

     Unless otherwise required by law or by our articles, voting at general meetings is by ordinary resolution, requiring the affirmative vote of a simple majority of the votes cast at a meeting of which at least fourteen days’ written notice is given. An ordinary resolution suffices, for example, for appointments of directors. A special resolution, requiring an affirmative vote of a majority of not less than 75% of the votes cast at a general meeting of which not less than 21 days’ written notice specifying the intention to propose the resolution as a special resolution has been duly given, is necessary for certain matters under Singapore law, such as an alteration of our articles.

Voting Rights

     Voting at any meeting of shareholders is by a show of hands unless a poll is duly demanded before or on the declaration of the result of the show of hands. If voting is by a show of hands, every shareholder who is present in person or by proxy at the meeting has one vote. On a poll every shareholder who is present in person or by proxy has one vote for every share held by him. A poll may be demanded by any of:

•	the chairman of the meeting;

•	not less than three shareholders present in person or by proxy and entitled to vote; or

•	shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all shareholders entitled to attend and vote at the meeting.

Dividends

     In an annual general meeting, our shareholders may declare dividends, but no dividend will be payable in excess of the amount recommended by the directors. The directors may also declare an interim dividend. No dividend may be paid except out of our profits. Except as otherwise may be provided in special rights as to dividends specified in the terms of issue of any shares (no such shares currently being in issue), all dividends are paid pro rata among the shareholders. To date, we have not declared any cash dividends on our shares and have no current plans to pay cash dividends in the foreseeable future.

Bonus and Rights Issues

     In a general meeting, our shareholders may, upon the recommendation of the directors, capitalize any reserves or profits and distribute them as bonus shares to the shareholders in proportion to their shareholdings. The directors may also issue to shareholders rights to take up additional shares, in proportion to their shareholdings. These rights are subject to any conditions attached to the issue and the regulations of any stock exchange on which the shares are listed.

Takeovers

     With effect from January 1, 2002, the acquisition of our shares is regulated by the Securities and Futures Act and the revised Singapore Code on Take-overs and Mergers (the “Code”).

     Under the revised Code, where:

•	any person acquires whether by a series of transactions over a period of time or not, shares which (taken together with shares held or acquired by persons acting in concert with him) carry 30% or more of the voting rights of a company, or

•	any person who, together with persons acting in concert with him, holds not less than 30% but not more than 50% of the voting rights and such person, or any person acting in concert with him, acquires in any period of six months additional shares carrying more than 1% of the voting rights, such person is required to extend a mandatory take-over offer for the remaining voting shares of the company. The Securities Industry Council is empowered to waive compliance with this requirement.

     A mandatory offer made must be in cash or be accompanied by a cash alternative at not less than the highest price paid by the offeror or any person acting in concert with him for voting rights of the offeree company during the offer period and within six months prior to its commencement.

Liquidation or Other Return of Capital

     On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of ordinary shares will be entitled to participate in any surplus assets in proportion to their shareholdings.

Indemnity

     As permitted by the laws of Singapore, our articles provide that, subject to the Singapore Companies Act, our directors and officers will be indemnified by us against any liability incurred by them in defending any proceedings, whether civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer, director or employee of us and in which judgment is given in their favor (or where the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on their part) or in which they are acquitted, or in connection with any application under any statute for relief from liability in respect thereof in which relief is granted by the court. Directors and officers may not be indemnified by us against any liability which by law would otherwise attach to them relating to any negligence, default, breach of duty or breach of trust of which they may be guilty in relation to us.

Limitations on Rights to Hold or Vote Ordinary Shares

     Except as discussed above under “Takeovers,” there are no limitations imposed by the laws of Singapore or by our articles on the right of non-resident shareholders to hold or vote ordinary shares.

Transfer Agent

     Our transfer agent is EquiServe Trust Company, N.A., 150 Royall Street, M/S 45-01-07, Canton, Massachusetts 02021.

LEGAL MATTERS

     The validity of the securities offered by this prospectus will be passed upon on our behalf by Allen & Gledhill, our Singapore legal advisors.

EXPERTS

     The consolidated financial statements for the fiscal year ended March 31, 2003 incorporated in this registration statement by reference from the Company’s Annual Report on Form 10-K for the year ended March 31, 2003, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     With respect to the unaudited interim financial information for the periods ended June 30, 2003 and 2002, and September 30, 2003 and 2002, which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their report included in the Company’s Quarterly Reports on Form 10-Q for the three-month periods ended June 30, 2003 and September 30, 2003 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

     The audited financial statements for the two-year period ended March 31, 2002 that are incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report dated April 25, 2002 with respect thereto. Because Arthur Andersen LLP has ceased to exist, you may have no effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission in these financial statements.

INCORPORATION OF DOCUMENTS BY REFERENCE

     Except to the extent modified or superseded by information contained herein, we incorporate by reference the documents listed below, and any future filings we made with the Securities and Exchange Commission under Sections 13(a), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the securities registered on this registration statement:

•	our annual report on Form 10-K for the fiscal year ended March 31, 2003;

•	our quarterly reports on Form 10-Q for the quarters ended June 30, 2003 and September 30, 2003;

•	our current reports on Form 8-K filed with the Commission on August 4, 2003 and October 1, 2003; and

•	the description of our ordinary shares contained in our registration statement on Form 8-A filed on January 31, 1994.

     To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference, the statement in this prospectus shall control. The incorporated statement shall not be deemed, except as modified or superseded, to constitute a part of this prospectus or the registration statement.

WHERE YOU CAN FIND MORE INFORMATION

     Because we are subject to the informational requirements of the Exchange Act, we file reports and other information with the Commission. Reports, registration statements, proxy and information statements and other information that we have filed can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of this material from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the Commission. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains a web site that contains reports, proxy and information statements and other information that is filed electronically with the Commission. This web site can be accessed at http://www.sec.gov.

     We have filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to the ordinary shares offered under this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the Commission. You should refer to the registration statement for further information with respect to us and our ordinary shares. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the Commission’s principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the Commission.

     We will furnish without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). You may request a copy of this information at no cost, by writing or telephoning us at:

Flextronics International Ltd.
2090 Fortune Drive
San Jose, California 95131
Attention: Thomas J. Smach
Senior Vice President of Finance
Telephone: (408) 576-7722